UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. __)

1.	Name of the Registrant: Frontier Communications Parent, Inc.
2.	Name of Person Relying on Exemption: Cooper Investors Pty Limited
3.	Address of Person Relying on Exemption: 8 Exhibition Street, Level 12 Melbourne VIC 3000 Australia
4.	Written Materials. The following written materials are attached hereto and as Exhibit 1:

Press release, dated October 15, 2024.

Letter to the Board, dated October 15, 2024, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Cooper Investors Pty Limited (together with its affiliates, “Cooper Investors”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cooper Investors.

PLEASE NOTE: Cooper Investors is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Cooper Investors Issues Open Letter to Board of Directors of Frontier Communications Opposing Acquisition by Verizon

Expresses Concern that $38.50 Offer Price Significantly Undervalues Frontier and Fails to Reflect Value of Anticipated Synergies

Believes Frontier’s Standalone Value is up to 62% Higher than Offer Price and Fair Transaction Value Would be up to 94% Higher than Offer Price

Confident Frontier Remaining as a Standalone Public Company is Optimal Outcome for Stockholders

Urges Frontier Stockholders to Vote AGAINST the Proposed Transaction

MELBOURNE, Australia, Oct. 15, 2024 – Cooper Investors Pty Limited (together with its affiliates, “Cooper Investors”), an Australia-based global investment manager and significant stockholder of Frontier Communications Parent, Inc. (NASDAQ: FYBR) (“Frontier” or the “Company”), today issued an open letter to the board of directors of Frontier in which it expressed its strong opposition to the acquisition of Frontier by Verizon Communications Inc. for $38.50 per share (the “Proposed Transaction”).

In the letter, Cooper Investors expressed its belief that the standalone value of Frontier is as much as 62% higher than Verizon’s offer price and that the fair transaction value would be up to 94% higher. Cooper Investors stated its intention to vote against approval of the Proposed Transaction and encouraged its fellow stockholders to do the same at the Company’s upcoming special meeting of stockholders scheduled to be held on November 13, 2024.

The full text of the letter can be accessed at the following link: Letter to the Board

About Cooper Investors

Cooper Investors is an Australia-based, employee-owned and operated global investment manager founded in 2001. The firm manages approximately $7 billion on behalf of families, charities, foundations, endowments and institutions.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. COOPER INVESTORS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. COOPER INVESTORS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

SOURCE Cooper Investors